As filed with the Securities and Exchange Commission on December 5, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CAZOO GROUP LTD
(Name of Subject Company (Issuer))

CAZOO GROUP LTD (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

2% Convertible Senior Notes due 2027
(Title of Class of Securities)

14986T AA3
(CUSIP Number of Class of Securities)

Paul Whitehead
Chief Executive Officer
Cazoo Group Ltd
40 Churchway
London NW1 1LW
United Kingdom
+44 20 3901 3488
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With copies to:

___________________

Sophie Hosking Head of Legal Cazoo Group Ltd. 40 Churchway London NW1 1LW United Kingdom +44 20 3901 3488	Valerie Ford Jacob, Esq. Michael Levitt, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 (212) 277-4000

___________________

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by Cazoo Group Ltd, an exempted company incorporated under the laws of the Cayman Islands (“Cazoo” or the “Company”) with the United States Securities and Exchange Commission (the “SEC”) on November 3, 2023, in connection with the exchange offer by Cazoo, in which Cazoo is offering to exchange each $1,000 in principal amount of its $630 million aggregate principal amount of 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) for a pro rata portion of (1) $200 million aggregate principal amount of 4.00%/2.00% cash/PIK Toggle Senior Secured Notes due 2027 and (2) Class A ordinary shares of the Company which will represent 92% of the total Class A ordinary shares outstanding upon consummation of the exchange offer (collectively, the “Exchange Offer”). The Company’s Exchange Offer was made upon the terms and subject to the conditions set forth in the Amended and Restated Exchange Offer Memorandum dated November 20, 2023 (as amended or supplemented from time to time, the “Offering Memorandum”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(B).

This Amendment No. 3 is being filed to report the results of the Exchange Offer and to include in Item 12 a press release issued by Cazoo in connection with the Exchange Offer, a copy of which is filed herewith as Exhibit (a)(5)(v).

Only those items amended or supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

You should read this Amendment No. 3 together with the Schedule TO and all exhibits attached thereto, as each may be amended or supplemented from time to time.

Item 11. Additional Information.

(b) Other Material Information: The Exchange Offer expired at 11:59 p.m., New York City time on December 4, 2023. $630,000,000 aggregate principal amount of the Convertible Notes representing 100% of the outstanding Convertible Notes were validly tendered and not withdrawn prior to the expiration of the Exchange Offer and all of the Convertible Notes validly tendered and not withdrawn prior to the expiration of the Exchange Offer were accepted for exchange by the Company in accordance with the terms of the Exchange Offer.

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)**	Offering Memorandum, dated November 3, 2023.
(a)(1)(B)**	Amended and Restated Offering Memorandum, dated November 20, 2023
(a)(2)-(4)	Not Applicable
(a)(5)(i)

Press Release, dated September 20, 2023, announcing the execution of the Transaction Support Agreement (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the SEC on September 20, 2023).

(a)(5)(ii)**	Press Release, dated November 3, 2023, announcing the launch of the Exchange Offer.
(a)(5)(iii)

Press Release, dated November 20, 2023, announcing that Cazoo secures 100% consent from noteholders to participate in the Exchange Offer (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on November 20, 2023)

(a)(5)(iv)

Press Release, dated November 21, 2023, announcing that all resolutions approved at Extraordinary General Meeting (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on November 21, 2023)

(a)(5)(v)

Press Release, dated December 5, 2023, announcing Cazoo to complete the Exchange Offer with 100% of Noteholders (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on December 5, 2023)

(b)	Not Applicable

Exhibit Number	Description
(d)(1)

Purchase Agreement, dated as of February 9, 2022, between Cazoo Group Ltd and the Purchasers set forth on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).

(d)(2)

Indenture, dated as of February 16, 2022 by and between Cazoo Group Ltd and U.S. Bank Trust Company, National Association as trustee (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).

(d)(3)

Registration Rights Agreement dated as of February 16, 2022 by and between Cazoo Group Ltd and the holders named therein (incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).

(d)(4)

Letter Agreement, dated November 9, 2022, between the Company and certain holders of the Convertible Notes (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on November 10, 2022).

(d)(5)

Transaction Support Agreement, dated September 20, 2023, among the Company and the other parties thereto (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on September 20, 2023).

(d)(6)

Amendment No. 1 to the Transaction Support Agreement, dated November 3, 2023, among the Company and the other parties thereto (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the SEC on November 3, 2023)

(d)(7)

Investor Rights Agreement, dated August 26, 2021, by and among Capri Listco, Ajax I Holdings, LLC and the other investors party thereto (incorporated by reference to Exhibit 4.7 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).

(g)	Not Applicable
(h)	Not Applicable
107**	Filing Fee Table

____________

*        Filed herewith

**      Previously filed

(b) Filing Fee Exhibit

Filing Fee Table.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: December 5, 2023
CAZOO GROUP LTD
By:	/s/ Alex Chesterman
Name: Alex Chesterman
Title: Executive Chairman

3